Nautilus, Inc.

16400 SE Nautilus Drive

Vancouver, WA 98683

August 31, 2010

Via Edgar and Facsimile

Lyn Shenk, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Nautilus, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009 filed March 8, 2010

Form 10-Q for Fiscal Quarter Ended March 31, 2010, filed May 12, 2010

Definitive Proxy Statement on Schedule 14A filed April 23, 2010

File Number: 01-31321

On behalf of Nautilus, Inc. (the “Company”), we are responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 5, 2010 (the “Comment Letter”). The Company’s responses below are numbered to correspond to the numbered paragraphs in the Comment Letter. For your convenience, we repeat in bold italics each of the Staff’s comments prior to each response.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

1.	We note that you have long lead times for inventory purchases and therefore need to secure factory capacity from your vendors in advance. As this appears to be a known trend affecting future results and liquidity, please revise to discuss the impact the lead times could have on sales, inventory obsolescence, liquidity, cash flows, etc. In connection with this, we note that the contract with one of your third-party manufacturers (Land America) is due to expire in December 2010. If this contract is not expected to be renewed, please provide a discussion in MD&A regarding the expected impact of non-renewal and any plans management has to compensate for the loss.

A)	We will include discussion of our lead times and the potential impact on our operations in our Form 10-K for the year ended December 31, 2010, as follows:

Item 1. Business:

Lead times for inventory purchases from our Asian suppliers, from order placement to receipt of goods, range from approximately two to three months, of which period transit time represents approximately three weeks. The length of our lead times requires us to place advance manufacturing orders based on management forecasts of future demand for our products. However, a substantial portion of our manufacturing orders for retail products is based on firm purchase orders from our retailer customers and shipped by our Asian suppliers directly to our customers.

Item 1A. Risk Factors:

Lead times for inventory purchases from our Asian suppliers, from order placement to receipt of goods, range from approximately two to three months, of which period transit time represents approximately three weeks. The length of our lead times requires us to place advance manufacturing orders based on management forecasts of future demand for our products. Due to the length of our lead times, our sales and cash flows may be negatively impacted if we do not have sufficient product quantities on hand to meet customer demand for such items. In addition, our liquidity and cash flows may be negatively affected, and inventory obsolescence may increase, if the quantity of products we order exceeds customer demand for such items.

B)	As disclosed in our periodic report on Form 8-K filed with the SEC on August 30, 2010, we completed an addendum to our Land America supply agreement on August 25, 2010 which, in part, extended the duration of such agreement until December 31, 2011.

2.	We note that the biggest challenge facing your direct business as well as the cause of the recent declines in sales is the restricted availability of financing to consumers. Your recent filings have not provided detailed discussions on how the financing programs work, your role in the programs, including promotional programs you offer, and how they impact your operations. In this regard, we note per the Form 8-K filed June 18, 2010 that you have entered into two new financing programs and are currently in discussions with HSBC to terminate its program. Please revise future filings to explain the new programs and their expected impact to future operations.

Our Form 10-Q for the quarter ended June 30, 2010 included the following explanation in MD&A:

We believe that a major challenge facing our direct business is the availability of financing to our customers from our third-party consumer credit financing providers. Our third-party consumer credit financing providers offer revolving credit arrangements to qualified customers of our direct business in order to finance their purchases. The third-party financing provider determines when to approve financing, as well as the timing of payments, interest rate, fees and other terms and conditions of the customer’s credit account. The third-party financing provider is the sole owner of the customer’s credit account, which is without recourse to Nautilus in the event the account becomes uncollectible, except in limited circumstances, such as fraud. In June 2010, we entered into an agreement with a secondary third-party consumer credit financing provider to offer financing to customers with respect to credit applications which have been declined by our primary third-party consumer credit financing provider. In August 2010, we transitioned to a new primary third-party consumer financing provider, which management expects will result in the improved availability of credit for customers of our direct business, and we expect to fully complete the implementation in September 2010.

We will include information in our future filings regarding the expected impact of our new financing programs on our operations to the extent such impact may be reasonably determined.

Note 2. Discontinued Operations, page 42

3.	We note that you plan to retain ownership of the Schwinn and Nautilus trademarks after the disposal of their product lines within the commercial sales channel. We also note that the buyer of the commercial Nautilus strength equipment product lines acquired rights to certain patents, technologies and other intellectual property. In this regard, please tell us how you determined that the disposal satisfied ASC 205-20-45-1(b) to be treated as a discontinued operation. In particular, tell us the significance of the degree of your involvement with any buyer’s operations associated with the trademarks, certain patents, technologies and other intellectual property you retain, and especially, whether you expect to collect royalty revenue from any buyers and the significance of the royalty arrangement to the buyer’s operations. Refer to ASC 205-20-55-15, 55-16 and 55-17(b).

Our discontinued commercial business operation manufactured, marketed and sold Nautilus, Schwinn Fitness and StairMaster branded commercial fitness equipment through an internal sales force and selected dealers and distributors to various organizations, including health clubs, government agencies, hotels, corporate fitness centers, educational institutions and assisted living facilities. Commercial products were manufactured at company-owned plants in the United States and by independent suppliers in Asia. There are marked differences in the design, engineering, materials and production costs, selling price, marketing, sales agreements and post-sale support costs of commercial fitness equipment as compared to consumer fitness products.

As part of the commercial business disposal, we sold our commercial equipment manufacturing operations and the StairMaster tradename. We also licensed the use of the Nautilus and Schwinn tradenames for commercial fitness equipment in exchange for future royalty payments. We retained ownership of these licensed tradenames because our ongoing consumer business previously had and will continue to market and sell Nautilus and Schwinn branded fitness products through direct and retail sales channels.

Paragraph 205-20-45-1 of the FASB Accounting Standards Codification (“ASC”) states that the results of operations of a component of an entity that either has been disposed of or is classified as held for sale under the requirements of ASC 360-10-45-9, shall be reported in discontinued operations in accordance with ASC 205-20-45-3 if both of the following conditions are met:

a.	The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.

b.	The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Upon completion of the divestiture, the operations and cash flows of the entire commercial business unit, which formerly was classified as a reportable segment, will be eliminated from our ongoing operations, other than receipts of passive royalties earned from the assignment to the buyers of exclusive and non-exclusive rights to certain tradenames and patents and payments in settlement of certain outstanding product warranty obligations.

With respect to payments in settlement of product warranty obligations, according to ASC 205-20-55-19(b), the resolution of contingencies that arise from and are directly related to the operations of the component prior to its disposal, such as product warranty obligations retained by the seller, would not constitute continuing cash flows or continuing involvement.

With respect to receipts of passive royalties, according to ASC 205-20-55-13(d), passive royalty interests in the disposed component’s operations are not likely to be direct continuing cash flows. Under ASC 205-20-55-15 and 55-16, the existence of a contractual arrangement with the disposed component should be evaluated to determine whether the ongoing entity has continuing involvement with the disposed component and this determination should be based on quantitative and qualitative assessments from the perspective of the disposed component. Under ASC 205-20-55-17(b), significant continuing involvement may be indicated by a contractual arrangement that enables the ongoing entity to exert significant influence over the disposed component’s operating and financial policies. Royalty rates under the Nautilus and Schwinn license agreements are fixed at 3% to 5% of gross sales, subject to minimum quarterly payment amounts. Expected royalty payments under these license agreements represent only a small percentage of the total operating costs of the respective disposed components. Such contractual terms and financial circumstances are consistent with typical arms-length passive royalty arrangements and do not enable us to exert significant influence over the buyer’s operating or financial policies. In light of these facts, we believe our continuing involvement is not significant, quantitatively or qualitatively, to the operations of the disposed components from the perspective of the respective buyers.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Management’s Discussion and Analysis

Comparison of Operating Results for the Three Months Ended March 31, 2010 and 2009

Retail Business, page 14

4.	You disclose that the higher gross profit margin for 2009 was due in part to reduced customer product returns, thereby inferring that customer product returns for 2010 were higher. Please explain to us the reason for higher customer product returns for 2010 or, as appropriate, the reduced level for 2009.

In the first quarter of 2009, due to continued lower-than-expected customer product returns, we recorded an adjustment of approximately $0.3 million, or 2% of retail net sales, to the previously-recognized reserve amount. The underlying change in customer product return rate was relatively small and not attributable to any particular factor(s).

5.	In connection with the above comment, please include disclosure in regard to your warranty reserve pursuant to ASC 460-10-50-8(c) in interim period reports as required by ASC 460-10-05-2. Provide us with a copy of the table required by this guidance for the most recent interim period completed.

We will include the disclosure in regard to our warranty reserve pursuant to ASC 460-10-50-8(c) in our interim period reports as required by ASC 460-10-05-2. The following disclosure and table regarding our product warranty liability was included in the notes to our condensed consolidated financial statements in our Form 10-Q for the quarter ended June 30, 2010:

Product Warranties

The Company’s products carry limited, defined warranties for defects in materials or workmanship which, according to their terms, generally obligate Nautilus to pay the costs of supplying and shipping replacement parts to customers and, in certain instances, pay for labor and other costs to service products. Outstanding product warranty periods range from sixty days to the lifetime of certain product components. Changes in the Company’s product warranty liability for the three- and six-month periods ended June 30, 2010 and 2009, were as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Balance at beginning of period	$6,988	$16,333	$8,379	$17,837
Accruals and adjustments	156	1,732	(19)	2,679
Payments	(886)	(3,927)	(2,102)	(6,378)

Balance at end of period	$6,258	$14,138	$6,258	$14,138

The comparative decrease in our product warranty liability primarily reflects the winding down of our commercial business discontinued operation. In the fourth quarter of 2009, we assigned a portion of our outstanding product warranty liabilities to the buyer of certain components of our commercial business.

Liquidity and Capital Resources, page 15

6.	Please tell us and disclose, in terms of cash, the significant factors contributing to the variance in cash flow from operating activities between comparative periods, and why the level of cash flow for the current period is relatively low. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance in regard to your discussion in terms of cash.

Cash provided by operating activities was $0.9 million in the first quarter of 2010, compared to $12.8 million in the first quarter of 2009. Cash provided by operating activities was higher in the first quarter of 2009, compared to the same period in 2010, primarily due to significant reductions in trade receivables and inventories as we reduced working capital invested in our commercial business, which was classified as a discontinued operation in the third quarter of 2009. In addition, as a result of management initiatives, we significantly reduced past due receivables and excess inventories in the first quarter of 2009.

The following table presents comparative cash flows related to trade receivables and inventories for the three months ended March 31, 2010 and 2009 (in millions):

	Three months ended March 31,
	2010	2009	Increase (Decrease)
Trade receivables:
Collections	$64.0	$93.6	$(29.6)
Sales on account	(55.5)	(72.1)	16.6

Net cash provided	$8.5	$21.5	$(13.0)

Inventories:
Shipments	$23.7	$27.5	$(3.8)
Purchases	(23.8)	(24.3)	0.5

Net cash provided (used)	$(0.1)	$3.2	$(3.3)

In the first quarter of 2010, we received an income tax refund of $12.7 million, which we used in part to reduce outstanding trade payables.

In MD&A in our Form 10-Q for the quarter ended September 30, 2010, we will disclose the significant factors contributing to the variance in cash flows between comparative periods and we will refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” in regard to our discussion in terms of cash.

Exhibit Index, page 66

7.	We note your disclosure on page 15 of your Schedule 14A that you have employment contracts with your executive officers. Please confirm that in future filings you will file the employment agreements of your named executive officers as exhibits to your Form 10-K or advise. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

We will file as exhibits to our Form 10-K for the year ended December 31, 2010 the following employment agreements for named executive officers listed in our Definitive Proxy Statement on Schedule 14A filed April 23, 2010:

Wayne M. Bolio – employment agreement dated September 21, 2007.

Kenneth L. Fish – employment agreement dated December 4, 2007.

Deborah H. Marsh – employment agreement dated September 27, 2007.

Ryan A. Neal – offer letter dated April 9, 2009.

Schedule 14A

Information Concerning the Board of Directors, page 5

Corporate Governance, page 5

8.	Please confirm that in future filings you will describe your policy, if any, regarding your board members’ attendance at annual meetings of security holders and state the number of board members who attended the prior year’s annual meeting. Alternatively, you can provide your website address where such information appears. Refer to Item 407(b)(2) and Instruction to Item 407(b)(2) of Regulation S-K.

Currently, the Company does not have a policy requiring our board members’ attendance at annual meetings of security holders. One board member attended our 2009 annual meeting. In future filings, we will describe our policy, if any, regarding our board members’ attendance at annual meetings of security holders and state the number of board members who attended the prior year’s annual meeting, in accordance with Item 407(b)(2) of Regulation S-K or, alternatively, provide the website address where such information appears, as permitted by Instruction to Item 407(b)(2) of Regulation S-K.

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In connection with responding to the Staff’s comments, the Company acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate your earliest consideration of this response. If you have any questions or require any additional information with respect to any matters in this letter, please call the undersigned at (360) 859-2700.

Very truly yours,

/s/Kenneth L. Fish
Kenneth L. Fish
Chief Financial Officer
Nautilus, Inc.